February 13, 2026

E. Will Gray II
Chief Executive Officer & Interim Chief Financial Officer
New ERA Energy & Digital, Inc.
4501 Santa Rosa Dr.
Midland,TX 79707

        Re: New ERA Energy & Digital, Inc.
            Registration Statement on Form S-3
            Filed February 4, 2026
            File No. 333-293196
Dear E. Will Gray II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Katherine Terrell Frank